UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Autodesk, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052769106
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 399 Park Avenue, 32nd Floor New York, New York 10022 212-714-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 052769106	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 052769106	SCHEDULE 13D	Page 6 of 12

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Autodesk, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 111 McInnis Parkway, San Rafael, CA 94903.
Item 2.	Identity and Background
(a), (f) This statement is being filed by:
(i) Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);
(ii) Uncas GP LLC, a Delaware limited liability company (“SH Management”);
(iii) Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and
(iv) Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, a copy of which is filed herewith as Exhibit 99.1.
(b) The address of the principal business and principal office of each of the Reporting Persons is 399 Park Avenue, 32nd Floor, New York, New York 10022.
(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), and SH Sagamore Master II Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Sagamore Master II” and together with SH and SHM, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 052769106	SCHEDULE 13D	Page 7 of 12

Item 3.	Source and Amount of Funds or Other Consideration
The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock and call options on Common Stock referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $398,091,581.  The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.	Purpose of Transaction
The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.
The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 12,890,000, shares of Common Stock (the “Subject Shares”), including shares subject to options to purchase shares of Common Stock that are exercisable within the next 60 days.  The Subject Shares represent approximately 5.7% of the outstanding shares of Common Stock based on 226,199,054 shares of Common Stock outstanding as of August 26, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 31, 2015.

CUSIP No. 052769106	SCHEDULE 13D	Page 8 of 12

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 7,175,000 of the Subject Shares, or 3.2% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.
(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes all of the transactions in shares of or derivatives relating to Common Stock that were effected in the past sixty days by the Reporting Persons for the benefit of the Sachem Head Funds, including certain portfolio rebalancing transactions among the Sachem Head Funds that do not change the number of shares beneficially owned by the Reporting Persons.  Those transactions were effected for the accounts of the Sachem Head Funds, as further specified in Exhibit 99.2.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

CUSIP No. 052769106	SCHEDULE 13D	Page 9 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
The Sachem Head Funds have purchased from an international financial institution over-the-counter American-style call options referencing an aggregate of 9,190,000 shares of Common Stock with a strike price of $30, which are exercisable through April 10, 2017.  The Sachem Head Funds have also sold to an international financial institution over-the-counter European-style put options referencing an aggregate of 9,190,000 shares of Common Stock with a strike price of $30, which are exercisable on April 10, 2017.

Shares subject to call options exercisable within sixty days are included in the Subject Shares reported as beneficially owned.  None of the call options give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.  None of the put options give the counterparty direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.
The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 052769106	SCHEDULE 13D	Page 10 of 12

Item 7. Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.

CUSIP No. 052769106	SCHEDULE 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2015
SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 052769106	SCHEDULE 13D	Page 12 of 12

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.